HAWAIIAN BROS INC.

FINANCIAL STATEMENTS

December 25, 2022 and December 26, 2021

And Report of Independent Auditor

HAWAIIAN BROS INC.
TABLE OF CONTENTS

Report of Independent Auditors

The Board of Directors and Management
Hawaiian Bros Inc. and Subsidiaries

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Hawaiian Bros Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 25, 2022 and December 26, 2021, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Hawaiian Bros Inc. and its subsidiaries as of December 25, 2022 and December 26, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hawaiian Bros Inc. and its subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hawaiian Bros Inc. and its subsidiaries' ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hawaiian Bros Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hawaiian Bros Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Emphasis of Matter — Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, in 2022, Hawaiian Bros Inc. and Subsidiaries adopted new accounting guidance Accounting Standards Codification Topic 842, Leases. Our opinion is not modified with respect to this matter.

Moss Adams LLP

El Segundo, California
May 19, 2023

HAWAIIAN BROS INC.
CONSOLIDATED BALANCE SHEETS

DECEMBER 25, 2022 AND DECEMBER 26, 2021

	2022	2021
ASSETS		
Current Assets:		
Cash	$ 3,710,831	$ 5,631,687
Accounts receivable	1,266,009	2,788,712
Inventories	391,346	335,054
Other current assets	2,083,251	1,647,002
Assets held for sale	13,213,062	-
Total Current Assets	20,664,499	10,402,455
Property and equipment, net	46,889,546	34,476,339
Operating lease right-of-use assets	50,626,347	-
Other assets	1,624,408	584,289
Total Noncurrent Assets	99,140,301	35,060,628
Total Assets	$ 119,804,800	$ 45,463,083
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable, trade	$ 6,072,684	$ 2,972,951
Accrued payable, fixed assets	7,551,020	3,739,059
Accrued payroll and related liabilities	3,461,545	2,210,739
Accrued interest	470,460	319,453
Sales tax payable	962,349	589,035
Gift card liabilities	899,385	564,027
Other accrued liabilities	3,596,014	1,331,953
Current portion of operating lease liabilities	2,259,417	-
Current portion of finance lease liabilities	966,246	2,784,124
Current portion of long-term debt	5,718,443	4,856,000
Total Current Liabilities	31,957,563	19,367,341
Noncurrent Liabilities:		
Operating lease liabilities, less current portion	53,168,660	-
Finance lease liabilities, less current portion	-	1,460,599
Deferred lease liabilities	-	7,670,223
Long-term debt, less current portion	46,363,354	26,241,818
Total Noncurrent Liabilities	99,532,014	35,372,640
Total Liabilities	131,489,577	54,739,981
Stockholders' Deficit:		
Common stock, $0.001 par value; 50,000,000 shares authorized; 31,687,114 and 30,217,812 issued and outstanding as of December 25, 2022 and December 26, 2021, respectively	31,688	30,218
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 2,500,001 issued and outstanding as of December 25, 2022	2,500	-
Paid-in capital	41,971,268	9,537,625
Accumulated deficit	(53,690,233)	(18,844,741)
Total Stockholders' Deficit	(11,684,777)	(9,276,898)
Total Liabilities and Stockholders' Deficit	$ 119,804,800	$ 45,463,083

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HAWAIIAN BROS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 25, 2022 AND DECEMBER 26, 2021

	2022	**2021**
Revenues	$ 99,562,204	$ 55,342,152
Operating Expenses:		
Restaurant operating expenses		
Food, beverage, packaging	32,743,731	20,695,570
Labor	32,104,361	18,692,622
Occupancy and other operating costs	25,668,009	12,950,269
Total Restaurant Operating Expenses	90,516,101	52,338,461
General and administrative expenses	24,313,450	8,748,838
Pre-opening expenses and start-up costs	5,483,585	8,217,764
Depreciation and amortization expense	5,653,298	2,068,251
Impairment and other charges	124,781	269,429
Total Operating Expenses	126,091,215	71,642,743
Net Operating Loss	(26,529,011)	(16,300,591)
Other (Expense) Income:		
Interest expense, net	(5,780,686)	(3,136,046)
Paycheck Protection Program loan forgiveness income	-	684,372
Other expense, net	(291,783)	-
Total Other (Expense) Income	(6,072,469)	(2,451,674)
Loss before tax provision	(32,601,480)	(18,752,265)
Income tax provision	68,301	20,000
Net Loss	$ (32,669,781)	$ (18,772,265)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

4

HAWAIIAN BROS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 25, 2022 AND DECEMBER 26, 2021

| | Common Stock | | Preferred Stock | | Paid-In Capital | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Amount	Deficit	Equity (Deficit)
Balance, December 27, 2020	28,900,000	$ 28,900	-	$ -	$ 372,533	$ (72,476)	$ 328,957
Proceeds from sale of stock, net of offerings costs of $805,140	1,317,812	1,318	-	-	9,099,360	-	9,100,678
Stock-based compensation	-	-	-	-	65,732	-	65,732
Net loss	-	-	-	-	-	(18,772,265)	(18,772,265)
Balance, December 26, 2021	30,217,812	30,218	-	-	9,537,625	(18,844,741)	(9,276,898)
Impact of adoption of Topic 842	-	-	-	-	-	(509,958)	(509,958)
Forfeiture of resticted stock units	(298,764)	(299)	-	-	-	-	(299)
Proceeds from sale of stock, net of offerings costs of $628,680	1,545,739	1,546	2,500,001	2,500	31,302,932	-	31,306,978
Stock-based compensation	222,327	223	-	-	1,130,711	-	1,130,934
Dividends	-	-	-	-	-	(1,665,754)	(1,665,754)
Net loss	-	-	-	-	-	(32,669,780)	(32,669,780)
Balance, December 25, 2022	31,687,114	$ 31,688	2,500,001	$ 2,500	$ 41,971,268	$ (53,690,233)	$ (11,684,777)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HAWAIIAN BROS INC.
CONSOLIATED STATEMENTS OF CASH FLOWS

DECEMBER 25, 2022 AND DECEMBER 26, 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (32,669,781)	$ (18,772,265)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	5,653,298	2,068,251
Amortization of loan origination cost	45,225	31,684
Stock based compensation, net of forfeitures	1,130,635	65,732
Paycheck Protection Program loan forgiveness	-	(684,372)
Loss on lease termination	59,025	-
Loss on disposal of assets	294,512	-
Impairment loss	-	169,217
Noncash lease expense	3,753	-
Changes in operating assets and liabilities:		
Accounts receivable	1,522,703	(1,184,661)
Inventories	(56,292)	(233,414)
Other assets	(933,794)	(654,322)
Accounts payable and credit cards payable	3,219,740	1,991,394
Accrued payroll and related liabilities	1,250,806	1,830,341
Accrued interest	151,007	192,998
Sales tax payable	373,314	362,687
Gift card liabilities	335,358	521,532
Other accrued liabilities	1,483,821	1,172,279
Deferred lease liabilities	-	3,583,057
Net cash flows from operating activities	(18,136,670)	(9,539,862)
Cash flows from investing activities:		
Purchase of property and equipment	(31,011,835)	(21,735,367)
Investment in intangible assets	(1,024,027)	(114,185)
Notes receivable - employee	-	35,050
Net cash flows from investing activities	(32,035,862)	(21,814,502)
Cash flows from financing activities:		
Proceeds from debt	21,838,792	26,009,600
Payments on debt	(462,952)	-
Deferred financing costs	(66,711)	(110,620)
Payments on finance lease obligations	(2,698,677)	(1,744,823)
Proceeds from stock issuance	31,306,978	9,100,678
Dividends	(1,665,754)	-
Net cash flows from financing activities	48,251,676	33,254,835
Net change in cash and cash equivalents	(1,920,856)	1,900,471
Cash and cash equivalents, beginning of year	5,631,687	3,731,216
Cash and cash equivalents, end of year	$ 3,710,831	$ 5,631,687
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 5,629,679	$ 2,947,320
Capital expenditures accrued in accounts payable	$ 3,811,961	$ 3,739,059

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HAWAIIAN BROS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 25, 2022 AND DECEMBER 26, 2021

Note 1 - Organization and business

Hawaiian Bros Inc. (the "Company"), was established originally as Hawaiian Bros LLC, a Missouri limited liability company ("Hawaiian-MO") in Missouri on July 28, 2017 as a new restaurant brand which operates between quick service and fast casual segments in the restaurant industry. The Company offers a plate lunch concept from Hawaii which consists of chicken or pork served with rice and a side of macaroni salad or fresh cooked vegetables. The Company owns and operates limited-service restaurants in Kansas, Missouri, Illinois, Oklahoma, Texas, and New York. The Company owned and operated 37 restaurants in 2022 and 26 restaurants in 2021.

On July 11, 2021, the Company consummated a reorganization. The Company was formed as a Delaware corporation and operated business through wholly owned Hawaiian-MO. Prior to the reorganization, Hawaiian-MO had Class A, Class B, Series 1 and Class B, Series 2 units (each, a "Hawaiian-MO Unit," and collectively, the "Hawaiian-MO Units") outstanding. In connection with the reorganization, Hawaiian-MO merged with the Company, with the Company surviving the merger (the "Merger"). Upon consummation of the Merger, the holders of outstanding Hawaiian-MO Units received shares of common stock of the Company in exchange for their Hawaiian-MO Units by operation of Delaware law. Each outstanding Hawaiian-MO Unit converted into 28.038786 shares of common stock of the Company, with any resulting fractional interest being rounded up to the nearest whole share of the Company, resulting in the issuance of 28,900,000 shares of common stock of the Company. Pursuant to ASC 805-50-45, Transactions Between Entities Under Common Control, the Merger was reflected in the consolidated financial statements as a retrospective combination of the entities for all periods presented at the historical cost and are presented as if the combination had been in effect since the inception of the common control.

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Hawaiian Bros Inc. and its wholly owned subsidiaries. The Company's wholly owned subsidiaries include separate LLC's for each operating location, and Hawaiian Bros Franchising, LLC, which was formed on February 2, 2022 for the purpose of running the franchise operations of the "Hawaiian Bros" concept.

Liquidity – The Company reported a net loss of approximately $32,700,000 for the year ended December 25, 2022, and current liabilities exceeded current assets by $11,300,000 as of December 25, 2022, however the Company took the appropriate and permanent steps in 2022 to dramatically improve restaurant level cash flow. The impact of these steps became clearly evident during the fourth quarter of 2022 and have continued without exception during 2023.

On March 9, 2023 the Company closed a refranchising transaction with Stine Enterprises for approximately $26,400,000, which appropriately recapitalized the business and provided for ample cash on the consolidated balance sheet with substantially all obligations current. Meanwhile the Company has experienced tremendous interest in its franchising program, with three franchise agreements signed through May 12, 2023, and has committed to focusing growth in this far less capital-intensive area and thus to a much slower pace of growth for Company stores. The Company forecasts sufficient cash to meet all current obligations for one year beyond the date that the financial statements are available to be issued.

Note 2 - Summary of significant accounting policies

Basis of Presentation – The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company believes this information includes all adjustments, consisting of normal recurring accruals, necessary to fairly present the financial condition as of December 25, 2022. References are made to Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

Note 2 - Summary of significant accounting policies (continued)

Fiscal Year – The Company operates on a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years, and ends on the last Sunday of each calendar year. The Company's recent fiscal years ended on December 25, 2022 and December 26, 2021 and both years included 52-weeks. Fiscal year 2023 will have a 53-week year.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management's significant estimates and assumptions include estimates of the useful lives of property and equipment and certain amounts recorded as accrued liabilities. Actual results could differ from those estimates.

Cash – For purposes of the statement of cash flows, cash is considered to be cash on hand and bank checking accounts. At times, the Company maintains cash deposits at financial institutions in excess of federally insured limits. The Company has not experienced losses in such accounts.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair market value due to the short maturities of these instruments. The carrying amount of long-term debt approximates fair value as the interest rates are based on established market rates or variable referenced rates.

Accounts Receivable – The Company holds accounts receivable throughout the year related to receivables for the sales of gift cards to third parties, third party delivery services, as well as vendor rebates, receivables from landlords for tenant improvement allowances. The third-party delivery companies typically pay receivables two weeks from delivery. If the Company sells on account, uncollateralized customer obligations due under normal trade terms require payment within 30 days from the invoice date. Management determines the allowance for doubtful accounts based upon the evaluation of the current status of receivables and historical experience. Management believes substantially all accounts are collectible and, therefore, has not established an allowance for doubtful accounts.

Inventories – Inventories consist of food and beverage and are stated at the lower of cost or net realizable value. Cost has been determined on the average cost basis.

Other Current Assets – Other current assets consist primarily of prepayments for insurance, rent, service contracts, and other operating expenses. Additionally, there are advance deposits to equipment vendors that will be reimbursed when installed and subsequently financed through finance leases.

Other Assets – Other assets consist of certain intangible assets such as internet domain names and developed prototypes. Additionally, there are security deposits related to finance lease instruments.

Property and Equipment, Net – Property and equipment, net, are stated at cost, less accumulated depreciation and amortization. Construction in process represents costs incurred for future locations. Depreciation of these amounts will begin when the assets are placed into service. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year are capitalized.

Note 2 - Summary of significant accounting policies (continued)

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets:

Assets	Useful Lives
Computer equipment	3 years
Furniture, fixtures, and equipment	7 years
Autos	7 years
Leasehold improvements	Lesser of lease term or 10 years

Impairment of Long-Lived Assets – In accordance with FASB ASC 360, *Property, Plant, and Equipment*, the Company will periodically assess the carrying value of property and equipment when events or circumstances indicate the carrying value of such assets may not be recoverable. Recoverability is assessed by comparison of an asset's carrying value to the undiscounted future cash flows expected to be generated by the asset. The Company analyzes potential impairment of assets on store-by-store basis. In the event that the Company determines an asset's carrying value is not recoverable, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Impairment losses recognized for the years ended December 25, 2022 and December 26, 2021 were approximately $0 and $169,000.

Recently Adopted Accounting Pronouncement – In February 2016, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*, which supersedes existing guidance for accounting for leases under *Topic 840, Leases*. FASB also subsequently issued additional ASUs which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use ("ROU") assets and lease liabilities for operating leases on the consolidated balance sheet.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses are factored into the determination of the lease term if it is reasonably certain these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. Certain of our lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of common area maintenance charges and are not included in the calculation of the ROU asset and lease liability and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As most of the Company's leases do not provide an implicit rate, management uses an estimate of the Company's incremental borrowing rate based on the information available at lease commencement to determine the present value of lease payments.

Practical Expedients Elected:

- The Company elected the three transition practical expedients that permit an entity to (a) not reassess whether expired or existing contracts contain leases, (b) not reassess lease classification for existing or expired leases, and (c) not consider whether previously capitalized initial direct costs would be appropriate under the new standard.

- The Company has elected the practical expedient not to recognize leases with terms of 12 months or less on the consolidated balance sheet and instead recognize the lease payments on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payments is incurred. Therefore, our short-term lease expense for the period does not reflect the Company's ongoing short-term lease commitments. Lease expense for such short-term leases was not material for the year ended December 25, 2022.

- The Company has elected to account for lease and non-lease components as a single component.

Note 2 - Summary of significant accounting policies (continued)

The Company adopted this ASU effective December 27, 2021 using the modified retrospective approach. As a result of adopting this ASU, the Company recorded operating ROU assets and lease liabilities of approximately $52,300,000. The assets previously accounted for as capital leases under ASC 840 were reclassified to finance lease ROU assets. Adoption of the new standard did not materially impact the Company's net income and had no impact on cash flows. The impact on opening accumulated deficit was approximately $510,000.

The Company was required to prepay rent on certain leases of approximately $212,000 and $881,000 and has included it within operating lease right-of-use assets, net and other current assets in the accompanying consolidated balance sheets as of December 25, 2022 and December 26, 2021, respectively.

Deferred Financing Costs – Deferred financing costs related to outstanding borrowings are classified to net against those debt liabilities for all periods presented. Deferred financing costs are amortized on a straight-line basis over the initial term of the respective loan, which approximates the effective interest method.

Restricted Stock – In conjunction with the Merger, all incentive units were converted to restricted stock with the vesting provisions remaining the same. Previously, the measurement of all incentive unit arrangements is based on their respective grant date fair value. The grant date fair value of unit options is based on management's estimate of the underlying unit on the date of issuance. The expense related to incentive units is recognized over the requisite service period which is generally four years from date of grant.

Revenue Recognition – The Company records revenue under FASB ASC Topic 606, *Revenue from Contracts with Customers (Topic 606)*, which requires revenue to be recorded as the transfer of promised goods or services to customers in an amount that reflects the consideration to which the reporting entity expects to be entitled in exchange for those goods or services. Revenues represent food and beverage product sold and is presented net of discounts, coupons, employee meals, and complimentary meals. Revenue from restaurant sales is recognized when food and beverage products are sold. Revenue is presented net of sales tax. Sales taxes collected from customers are included in other accrued taxes on the Company's consolidated balance sheets until the taxes are remitted to governmental authorities. The balance of accounts receivable and gift card liabilities was approximately $378,000 and $42,000 as of the beginning of fiscal year 2021. The Company's customer loyalty program did not exist as of the beginning of fiscal year 2021.

Gift Cards – The Company's gift cards do not have expiration dates and there is no deduction for non-usage fees from outstanding gift card balances. Gift card balances are initially recorded as unearned revenue. Revenue from gift cards is recognized when the gift card is redeemed by the customer. Historically, the majority of gift cards are redeemed within one year. In addition, a portion of gift cards are not expected to be redeemed and will be recognized as breakage over time in proportion to gift card redemptions ("gift card breakage rate"). The gift card breakage rate is based on Company and program specific information, including historical redemption patterns, and expected remittance to government agencies under unclaimed property laws, if applicable.

The Company evaluates the gift card breakage rate estimate annually, or more frequently as circumstances warrant, and apply that rate to gift card redemptions. Gift card liability balances are typically highest at the end of each calendar year following increased gift card sales during the holiday season; accordingly, revenue recognized from gift card liability balances is highest in the first quarter of each calendar year.

Note 2 - Summary of significant accounting policies (continued)

Customer Loyalty Program – The Company has a loyalty program called One Ohana Rewards. Eligible customers who enroll in the program generally earn points for every dollar spent. The Company periodically offers promotions, which typically provide the customer with the opportunity to earn bonus points or other rewards. Earned rewards generally expire one month after they are issued, and points generally expire if an account is inactive for a period of six months. The Company defers revenue associated with the estimated selling price of points or rewards earned by customers as each point or reward is earned, net of points or rewards not expected to be redeemed. The estimated selling price of each point or reward earned is based on the estimated value of product for which the reward is expected to be redeemed. The estimate of points and rewards expected to be redeemed is based on historical and other company specific data. The costs associated with rewards redeemed are primarily included in food, beverage, and packaging expense on our consolidated statements of operations. One Ohana Rewards point breakage is evaluated annually, or more frequently as circumstances warrant. Loyalty revenue is recognized within food and beverage revenue on the consolidated statements of operations when a customer redeems an earned reward. Deferred revenue associated with One Ohana Rewards is included in other accrued liabilities on the accompanying consolidated balance sheets.

Food and Beverage Costs – Food and beverage costs include certain vendor allowances received in connection with the purchase of vendor's products and are recognized as a reduction of the related food and beverage costs as earned.

Labor and Benefits – Labor and benefits include salaries and wages, payroll taxes, and fringe benefit costs.

Occupancy and Other Operating Expenses – Occupancy and other operating expenses predominately include restaurant rent and utilities, related building and maintenance costs, overhead, and other operating costs incurred at the restaurant locations.

Advertising – The Company expenses advertising costs when incurred. Advertising costs for the years ended December 25, 2022 and December 26, 2021 were approximately $4,900,000 and $2,400,000, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses – Non-capital expenditures associated with opening new restaurants are expensed as incurred. These costs are reported as pre-opening expenses and start-up costs in the accompanying consolidated statements of operations.

Income Tax – The Company accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the future. In connection with the reorganization from a limited liability company to a corporation, the Company recorded a deferred tax asset of approximately $2,580,000 as of July 11, 2021. The deferred tax asset is offset by a valuation allowance of the same amount reducing the deferred asset to zero.

Prior to the reorganization on July 11, 2021 to a C-corporation, the Company was treated as a pass-through entity for federal income tax purposes. The items of income, losses, credits and deductions incurred by the Company were passed along to its members and not taxable to the Company and are not reflected on the consolidated financial statements of the Company.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a part of income tax expense.

Note 2 - Summary of significant accounting policies (continued)

ASC Topic 740, *Income Taxes,* clarified the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It is management's responsibility to determine whether it is more likely than not that a tax position will be sustained upon examination. As of both years ended December 25, 2022 and December 26, 2021, no tax positions existed for which it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Vendor Concentrations – For the years ended December 25, 2022 and December 26, 2021 the Company made approximately 99% of its food and beverage purchases from one vendor. As of December 25, 2022 and December 26, 2021, the Company had one and two major vendors which made up approximately 34% and 58% of payables, respectively.

Recently Issued Accounting Standard Not Yet Adopted – In June 2016, FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)* and subsequently related amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, and ASU 2022-02). This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historical information, current conditions, and reasonable and supportable forecasts. This ASU will be effective for the year ended December 31, 2023. The Company is currently evaluating the effect the adoption of this ASU will have on the consolidated financial statements.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the consolidated financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the consolidated financial statements are issued.

The Company has evaluated and disclosed all material subsequent events through May 19, 2023, which is the date these consolidated financial statements were available to be issued.

Note 3 - Property and equipment, net

Property and equipment consisted of the following as of December 25, 2022 and December 26, 2021:

	2022	2021
Computer equipment	$ 311,935	$ 359,067
Leasehold improvements	29,676,358	20,639,529
Furniture, fixtures, and equipment	16,039,102	11,374,007
Vehicles	23,473	23,473
Construction in progress	6,951,309	4,689,518
Capitalized development cost	106,789	395,751
	53,108,966	37,481,345
Less accumulated depreciation	(6,219,420)	(3,005,006)
Property and equipment, net	$ 46,889,546	$ 34,476,339

Note 3 - Property and equipment, net (continued)

Depreciation and amortization expense for property and equipment was approximately $5,653,000 and $2,068,000 for the years ended December 25, 2022 and December 26, 2021, respectively.

As of December 25, 2022, the Company determined certain assets were considered "assets held for sale" on the accompanying consolidated balance sheet as the Company had an executed letter of intent to sale these assets. The Company reflected these assets which consisted approximately $15,300,000 of fixed assets offset by approximately $2,100,000 of operating and finance lease obligations. These amounts are being carried on the consolidated balance sheet at the lower of their carrying amount and fair value less costs to sell. This transaction closed on March 9, 2023.

Note 4 - Lease obligations

The Company is party to operating lease arrangements primarily for leased real estate (including land and buildings) for restaurants and office space and primarily financing lease arrangements for certain equipment. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

The Company's operating leases have remaining noncancelable terms ranging from less than 1 year to 15 years. These leases generally contain renewal options which permit the Company to renew the leases at defined contractual rates or prevailing market rates. Certain lease agreements also require the Company to pay maintenance, insurance, and property tax costs. Total rental expense related to land and building leases for the year ended December 25, 2022 was approximately $5,446,000. The year ended December 26, 2021 was not restated and is presented under prior lease guidance, ASC 840. Total rental expense related to land and building leases for the year ended December 26, 2021 was approximately $2,308,000.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company does not have leases where it is involved with the construction or design of an underlying asset. The Company does not have any material sublease activities.

Classification of right-of-use assets and lease liabilities as of December 25, 2022, is as follows:

Leases	Balance Sheet Classification	
Assets:		
Operating right-of-use assets	Operating lease right-of-use assets	$ 50,626,347
Finance right-of-use assets	Property and equipment	3,542,670
Finance right-of-use assets	Accumulated depreciation	(984,353)
Total lease assets		$ 53,184,664
Liabilities:		
Current:		
Operating lease liabilities	Current portion of lease liabilities	$ 2,259,417
Finance lease liabilities	Current portion of lease liabilities	966,246
Noncurrent:		
Operating lease liabilities	Operating lease liabilities, less current portion	53,168,660
Total lease liabilities		$ 56,394,323

Note 4 - Lease obligations (continued)

Future minimum lease payments as of December 25, 2022, is as follows:

Maturity Analysis	Finance		Operating	
2023	$	988,130	$	4,793,203
2024		-		4,629,399
2025		-		4,669,210
2026		-		4,736,985
2027		-		4,847,882
Thereafter		-		58,899,267
Total undiscounted cash flows		988,130		82,575,946
Less present value discount		(21,884)		(27,147,869)
Total lease liabilities	$	966,246	$	55,428,077

Required supplemental information relating to our leases for the year ended December 25, 2022, is as follows:

Lease expense:		
Finance lease expense		
Amortization of right-of-use assets	$	892,903
Interest on lease liabilities		567,046
Operating lease expense		
Amortization of right-of-use assets		6,266,623
Variable lease costs		916,985
Total operating and finance lease cost	$	8,643,557
Cash flow information:		
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flows from operating leases		5,666,748
Operating cash flows from finance leases		567,046
Financing cash flows from finance leases		2,698,677
Lease assets obtained in exchange for lease liabilities:		
Operating leases		79,010,818
Lease term and discount rate:		
Weighted-average remaining lease term in years for finance leases		0.75
Weighted-average remaining lease term in years for operating leases		17.62
Weighted-average discount rate for finance leases		18.40%
Weighted-average discount rate for operating leases		4.74%

Note 5 - Debt obligations

Debt obligations consisted of the following as of December 25, 2022 and December 26, 2021:

	2022	2021
Related party notes payable	$ 1,725,000	$ 575,000
September 2020 note offering	23,275,000	23,275,000
August 2021 note offering	2,335,600	2,335,600
Convertible debt	5,000,000	5,000,000
June 2022 note offering	15,000,000	-
Equipment financing	1,378,710	-
Short-term financing	3,476,756	-
	52,191,066	31,185,600
Less unamortized loan cost	(109,269)	(87,782)
Less current portion	(5,718,443)	(4,856,000)
Total long-term debt	$ 46,363,354	$ 26,241,818

In April 2020, the Company issued a note payable to a related party in the amount of $575,000. This note carries an interest rate of 11.00% and requires monthly interest payments with principal due on the maturity date. The note was set to mature in April of 2023. Subsequent to year end this note was extended until April of 2024.

During both years ended December 27, 2020 and December 26, 2021 the Company entered into a debt offering and issued multiple two-year interest-only balloon notes ("2020 Notes"). The 2020 Notes are unsecured; however, they are guaranteed by certain of the Company's owners. The outstanding principal on the 2020 Notes are due between September 2024, and July 2025 with interest rates between 11.00% and 17.00% for the first 24 months of each applicable note and an additional 1.00% interest during any extensions. The balances as of December 25, 2022 and December 26, 2021 contained $2,250,000 due to a related party.

The Company engaged a second offering process, whereby the Company issued multiple two-year interest-only balloon notes ("2021 Notes"). The 2021 Notes are unsecured; however, they are guaranteed by certain of the Company's owners. The outstanding principal balance on the 2021 Notes are due between September and December 2025 with interest rates between 13.00% and 17.00% for the first 24 months of each applicable note and an additional 1.00% interest during any extensions. The balances as of December 25, 2022 and December 26, 2021 contained $1,750,000 due to a related party.

On October 26, 2021, the Company issued a $5,000,000 convertible promissory note ("Convertible Note") to an unrelated party. The Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the Convertible Note accrues at a rate of 8.00% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The Convertible Note will mature in October 2025, unless prepaid or converted to equity before the maturity date. At the election of the Convertible Note holder, all or part of the outstanding principal amount of the Convertible Note may be converted into shares of Common Stock at any time prior to the maturity date. The Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of $8.36 per share or an adjusted conversion price to be determined if shares of Common Stock are issued below a market value of $250,000,000, other than issuances in connection with offerings pursuant to Regulation Crowdfunding. During the year ended December 25, 2022, no portion of the Convertible Note was converted to Common Stock.

Note 5 - Debt obligations (continued)

The Company issued an additional series of two-year interest-only bridge notes ("2022 Notes"). The 2022 Notes are unsecured; however, they are guaranteed by certain of the Company's owners. The outstanding principal balance on the 2022 Notes are due in June of 2024 with interest rates between 10.00% and 15.00%. The balances as of December 25, 2022 contained $930,000 due to a related party.

The Company entered into multiple equipment financing agreements during 2022 ("Equipment financing"). These agreements are being re-paid in accordance with the terms outlined in each specified agreement over a period of 2 to 5 years with interest rates of between approximately 9% and 22%.

The Company also took out short-term financing, whereby the Company issued multiple short-term notes ("Short-term financing") between October and December of 2022. These notes are being re-paid weekly over a period of 36-40 weeks with annualized interest rates of between approximately 67% and 87%.

During the year ended December 27, 2020 the Company received $680,100 in loans provided under the Paycheck Protection loans provided under the Federal Coronavirus Aid, Relief and Economic Security Act, with interest at 1.00%. The Company received full forgiveness of the loan in June 2021. Income from forgiveness of these loans is included in other income on the Company's consolidated statement of operations.

Maturities for debt obligations are as follows:

Fiscal Years Ending:	Principal
2023	$ 5,718,443
2024	21,184,017
2025	24,990,432
2026	150,940
2027	147,234
	52,191,066
Less debt issuance cost	(109,269)
	$ 52,081,797

HAWAIIAN BROS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 25, 2022 AND DECEMBER 26, 2021

Note 6 - Income tax provision

Income tax expense of $40,050 and $20,000 for the years ended December 25, 2022 and December 26, 2021, respectively, consisted entirely of current state tax expense.

The following is a reconciliation of the statutory federal income tax rate to the effective rate reported in the consolidated financial statements as of December 25, 2022 and December 26, 2021:

	2022	2021
Income tax benefit at federal statutory rate	$ (6,841,481)	$ (3,954,316)
State and local income taxes, net of federal tax benefit	(759,739)	(381,268)
Change in valuation allowance	8,091,200	3,599,647
Non deductible expenses	3,332	-
Deferred re-measure and other current year adjustments	(453,262)	-
Opening balance sheet deferred and permanent items related to current year tenant improvement depreciation	-	(601,995)
Permanent short period partnership activity	-	1,357,932
	$ 40,050	$ 20,000

Significant components of the Company's deferred taxes as of December 25, 2022 and December 26, 2021 consisted of the following:

	2022	2021
Deferred income tax assets:		
Accrued expenses	$ 636,262	$ 512,719
Business interest limitation	1,782,943	-
Intangible assets	1,828,104	1,989,525
Charitable contribution carry-forward	2,604	-
Federal net operating losses	6,092,121	2,775,267
State net operating losses	682,679	429,584
Operating lease right-of-use-assets	14,031,737	-
Total deferred tax assets	25,056,450	5,707,095
Less valuation allowance	(11,690,847)	(3,599,647)
Total deferred tax assets, net of valuation allowance	13,365,603	2,107,448
Deferred income tax liabilities:		
Property and equipment	(94,125)	(2,107,448)
Operating lease liabilities	(13,271,478)	-
Total deferred tax liabilities	(13,365,603)	(2,107,448)
Total net deferred tax asset (liability)	$ -	$ -

Note 7 - Equity

The Company's amended and restated Articles of Incorporation authorizes 50,000,0000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 5,000,000 shares of preferred stock are further designated as Series A Preferred Stock.

On January 31, 2022, the Company sold 2,500,001 shares of Series A Preferred Stock, par value $0.001 per share, to an accredited investor at an offering price of $10.00 per share, for aggregate gross proceeds of $25,000,000 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D. Dividends accrue on each share of Series A Preferred Stock at the rate of $0.80 per annum, payable on the first business day of each month. The Company may not declare, pay, or set aside any cash dividends on any other class or series of capital stock unless all accrued Series A Preferred Stock dividends have been paid. Each share of Series A Preferred Stock can be converted to Common Stock at the election of the holder. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series A Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

As of each year ended December 25, 2022 and December 26, 2021, there were 2,500,001 and no outstanding shares of Series A Preferred Stock.

Undesignated Preferred Stock – Subject to receipt of a requisite consent, the board may, without further action by our common stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof.

As of each year ended December 25, 2022 and December 26, 2021, there were no outstanding shares of Undesignated Preferred Stock.

Common Stock – Holders of Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company.

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock will have no cumulative voting rights.

As of December 25, 2022 and December 26, 2021, the outstanding shares of Common Stock were 31,687,114 and 30,217,812, respectively. Outstanding shares includes certain shares of unvested restricted stock.

Note 8 - Restricted stock

In connection with the reorganization effective July 11, 2021, the Company's previously outstanding 30,715 Class B Series A units were converted to 861,212 shares of Common Stock. These shares are considered restricted stock as they are subject to a 25% incremental vesting schedule over four years commencing on the date of grant. Any unvested shares are forfeited upon termination, of which 298,764 shares were forfeited as of the year ended December 25, 2022.

Compensation expense of approximately $1,100,000 and $66,000 has been recognized as part of general and administrative expense in the consolidated states of operations for the years ended December 25, 2022 and December 26, 2021, respectively. At December 25, 2022, the total remaining unrecognized compensation cost related to unvested stock based arrangements was approximately $908,000 and is expected to be recognized over a weighted average period of three years. The weighted average grant date fair value of the outstanding shares, after conversion for the reorganization previously discussed, is $2.64 per share.

Note 9 - Related party transactions

The Company maintains operating leases for six restaurants with a majority shareholder. The restaurants include locations in Kansas and Missouri. The leases require payment of minimum annual rent, real estate taxes, and insurance and maintenance. All leases have 10-year minimum terms and contain renewal options. Related party lease and consulting payments were approximately $1,500,000 and $559,000 for the year ended December 25, 2022. Related party lease payments were approximately $2,308,000 for the year ended December 25, 2021. Future minimum lease payments due to related parties are estimated to be approximately $12,800,000 and $19,300,000 as of December 25, 2022 and December 26, 2021, respectively.

Note 10 - Commitments and contingencies

Contractual Commitments – The Company currently has contractual commitment obligations of approximately $3,800,000 related to the build-out of various locations that were in process at the end of 2022 that are expected to be completed during 2023.

Litigation – The Company has risks of claims that arise in the ordinary course of our business. A number of these claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry. The Company is not currently aware of any potential claims that will have a material adverse effect on our financial position, results of operations or liquidity.